PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
DECEMBER 31, 2015

FEE REVENUE	$	297,252
OPERATING EXPENSES		
Compensation and benefits		238,647
Dues and subscriptions		30,211
Legal and professional fees		25,564
Rent		12,732
Telecommunications		7,073
Travel & Meals		13,480
Regulatory and compliance fees		6,584
Computer and technology		4,925
Other operating expenses		8,056
Depreciation		507
Taxes and licenses		3,108
Insurance		0
Total expenses		350,887
NET LOSS	$	(53,635)

The accompanying notes are an integral part of these financial statements.